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                  KMART CORPORATION AND SUBSIDIARY COMPANIES
                EXHIBIT 12 - INFORMATION ON RATIO OF EARNINGS
                         TO FIXED CHARGES COMPUTATION
                 Restated to exclude discontinued operations


                                                             Fiscal Year Ended                        52 Weeks Ended
                                                -----------------------------------------     -------------------------------
                                                January 29,    January 27,    January 26,      April 28,            April 27,
(Millions)                                         1992           1993           1994            1993                 1994
                                                -----------   ------------    -----------      ---------            ---------
Pre-tax income from continuing
  operations (1)                                   $1,189        $1,327          $(550)            $1,250              $(605)

Equity income of unconsolidated affiliated
 retail companies that exceeds distributions          (26)          (12)           (20)                (7)               (46)

Fixed charges per below                               582           664            763                690                766
  Less interest capitalized during the period         (10)          (14)           (11)               (15)               (12)
                                                   ------        ------          -----             ------              -----
Earnings from continuing operations                 1,735         1,965            182              1,918                103
                                                   ======        ======          =====             ======              =====
Fixed Charges:
  Interest expense                                    398           442            490                468                493
  Rent expense - portion of operating rentals
    representative of the interest factor             172           206            260                206                259

  Other                                                12            16             13                 16                 14
                                                   ------        ------          -----             ------              -----
                                                     582           664             763                690                766
                                                   ======        ======          =====             ======              =====
Ratio of earnings to fixed charges (2)                3.0           3.0           N/A                 2.8               N/A
                                                   ======        ======          =====             ======              =====

(1) Pre-tax income from continuing operations for 1993 includes a pre-tax provision of $1,348 million for store restructuring and other charges.

(2) The deficiency of income from continuing retail operations versus fixed charges was $581 million for the fiscal year ended January 26, 1994. The deficiency of income from continuing retail operations versus fixed charges was $663 million for the 52 weeks ended April 27, 1994.